2 KEY MESSAGES  Partnered with iAB Financial Bank, First Merchants Bank provides a perfect complement and natural extension linking Allen, Huntington, Marshall and Wells counties to our existing market in Decatur, North Manchester and Wabash.  Like iAB, First Merchants shares expertise and commitment to agri-business banking. Our blended resources and continued focus with this specialty provides us with the unique opportunity to strengthen our foothold in the marketplace.  iAB Financial Bank will become one of six regions within First Merchants Bank, providing robust growth opportunities in the Fort Wayne and surrounding areas.  The combination of iAB Financial Bank and First Merchants Bank, provides an excellent opportunity, as we strive to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.  First Merchants Corporation is currently a $7.2 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our bank would be over $8.3 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.  We share a vision of providing relationship banking, while striving to become the highest performing bank in every market we serve. The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.  First Merchants has a solid balance sheet with a history of strong earnings, and most importantly, has been serving and providing trusted advice to local communities, just like ours for over 120 years.  For customers, this combination would support broader access to diverse product and service offerings to include enhanced commercial lending limits.